

June 15, 2011

Via E-mail
Randall H. Brown
Chief Financial Officer, Executive Vice President, Treasurer and Secretary
Education Realty Trust, Inc.
530 Oak Court Drive
Suite 300
Memphis, TN 38117

> **Re:** **Education Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 1-32417**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 6. Selected Financial Data, page 35

Other Data (Unaudited), page 37

1. Please tell us how your disclosure of core funds from operations available to all share and unitholders complies with Item 10(e)(1)(i)(c) of Regulation S-K, or tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe that presentation of such adjusted FFO provides useful information to investors.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 39

2.   In future periodic reports, please include weighted average capitalization rates for acquisitions completed during the period to the extent such acquisitions are material in the aggregate. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

3.   In future periodic reports, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Item 8. Financial Statements and Supplementary Data

Third-party development services revenue, page 74

4.   Please tell us the factors analyzed by management in deferring, until the repayment of the second mortgage on the graduate student housing complex, development services revenue, guarantee fee revenue, and interest income on the second mortgage, and cite all accounting literature relied upon. Further, please tell us and disclose in future periodic reports the amount of revenue for each of the above noted sources to be recognized upon repayment of the second mortgage related to such construction property.

4. Acquisition and development of real estate investments, page 76

5.   We note your disclosure of total costs incurred through December 31, 2010 for project and capitalized interest costs for each of your development projects. For each fiscal year presented, please also provide in future periodic reports the total amount of capitalized internal development project costs and interest costs incurred during each fiscal year related to all development and redevelopment projects undertaken by the company.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at 202.551.3758 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief